

16013100

JNITED STATES
ID EXCHANGE COMMISSION
hington, D.C. 20549

SEC Mail Processing Section
FEB 29 2016
Washington DC
404

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden hours per response 12.00

SEC FILE NUMBER
8-67874

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/15** (MM/DD/YY) AND ENDING **12/31/15** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SUPERFUND USA, LLC

OFFICIAL USE ONLY
FIRM ID.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

325 W. Huron Street Suite 408
(No. and Street)

Chicago	**Illinois**	**60654**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Heather Kelly	**(312) 239-2234**
(Name)	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)		(Zip Code)

CHECK ONE:

[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **Heather Kelly**, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Superfund USA, LLC** as of **December 31, 2015** are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Heather Kelly
Signature

President
Title

Subscribed and sworn to before me this

1st day of Feby, 2016


"OFFICIAL SEAL"
Alan R Juraska
Notary Public, State of Illinois
My Commission Expires 8/20/2016

Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[x] (n) A copy of the Exemption Report.

For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Superfund USA, LLC

We have audited the accompanying statement of financial condition of Superfund USA, LLC (the "Company") as of December 31, 2015, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information.. These financial statements are the responsibility of Superfund USA, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Superfund USA, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 1, 2016

Superfund USA, LLC

Statement of Financial Condition

December 31, 2015

Assets		
Cash	$	207,287
Receivable from affiliate		8,619
Furniture and equipment, at cost (net of accumulated depreciation of $245,986)		1,733
Other		52,528
	$	270,167
Liabilities and Member's Equity		
Liabilities:		
Commissions payable	$	4,562
Accounts payable and accrued expenses		31,600
		36,162
Member's Equity		234,005
	$	270,167

See accompanying notes.

Superfund USA, LLC

Statement of Operations

Year Ended December 31, 2015

Revenues		
Commissions	$	136,995
Interest		99
Other		2,480
		139,574
Expenses		
Commissions, brokerage, and regulatory fees		116,745
Professional fees		51,012
Office and communications		85,126
Occupancy		59,486
Compensation and benefits		238,325
		550,694
Net (loss)	$	(411,120)

See accompanying notes.

Superfund USA, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2015

		Member's Equity
Balance at January 1, 2015	$	300,125
Member Contributions		345,000
Net (loss)		(411,120)
Balance at December 31, 2015	$	234,005

See accompanying notes.

Superfund USA, LLC

Statement of Cash Flows

Year Ended December 31, 2015

Cash flows from operating activities		
Net (loss)	$	(411,120)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		4,881
(Increase) decrease in operating assets:		
Receivable from affiliate		9,466
Other		18,688
Increase (decrease) in operating liabilities:		
Commissions payable		(6,567)
Accounts payable and accrued expenses		430
Net cash used in operating activities		(384,222)
Cash flows from financing activities:		
Member's contributions		345,000
Net cash provided by financing activities		345,000
Net decrease in cash		(39,222)
Cash at beginning of year		246,509
Cash at end of year	$	207,287

See accompanying notes.

1. Organization and Business

Superfund USA, LLC (the "Company") is a limited liability company that was organized in the State of Delaware on December 8, 2011. The Company is registered as a broker-dealer ("BD") in securities under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is primarily engaged in offering services related to the sales and marketing of interests in various funds.

Effective June 1, 2012, the Company assumed all of the assets of Superfund USA, Inc. in exchange for 100% of the membership units in the Company. Prior to the transfer, Superfund USA, Inc. was registered as a broker-dealer in securities under the Securities and Exchange Act of 1934 and was a member of FINRA since 2008. Concurrent with the transfer, Superfund USA, Inc. merged with Superfund Asset Management, Inc. and Superfund Strategies, Inc. (the "Merger"). The surviving corporation Superfund USA, Inc. subsequently changed its name to Superfund USA Holdings, Inc. ("SUSA Holdings") and re-domiciled in Delaware. As a result of the transactions, SUSA Holdings became the sole member of the Company.

2. Summary of Significant Accounting Policies

Revenue Recognition

Commission income and related expenses from securities transactions are recorded on a settlement date basis that does not differ materially from the trade date basis. Generally accepted accounting principles (GAAP) normally require an entity to record security transactions on a trade date basis, however, the majority of brokers and dealers record most securities transactions on the settlement date rather than the trade date. The difference between trade date and settlement date is not material to the Company's financial position at December 31, 2015, nor material to the results of its operations for the year then ended.

Goodwill

The Company's policy is to review goodwill for impairment on an annual basis. Management has determined that goodwill has not been impaired for the year ending December 31, 2015.

Income Taxes

The Company is organized in the state of Delaware as a single member limited liability company ("LLC"). A single member LLC is treated as a disregarded entity for federal and state income tax purposes and is not required to file a separate federal or state income tax return. Accordingly, no provision for federal income taxes has been made in these financial statements because the single member is individually responsible for reporting income or loss based upon the Company's reported income and expenses for income tax purposes.

In accordance with GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on technical merits of the position.

2. Summary of Significant Accounting Policies, Continued

Income Taxes, Continued
Deferred income taxes are recorded to reflect the future tax consequences of difference between the carrying value of assets and liabilities for income tax and financial reporting purposes, and for the benefits of tax credit and loss carryforwards. The amounts of any future tax benefits are reduced by a valuation allowance to the extent such benefits are not expected to be fully realized.

The Company has adopted FASB ASC topic 740, which provides guidance regarding how uncertain income tax positions should be recognized, measured, presented, and disclosed in the financial statements. FASB ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FASB ASC 740 also provides guidance on de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

The Company continues to evaluate uncertain tax positions, if any, and income tax contingencies under FASB ASC topic 450 Accounting for Contingencies. FASB ASC 450 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management believes the impact of FASB ASC 740 on its financial position and results of operations will have no material impact on its financial statements.

Management has reviewed the Company's tax positions for the open tax years (current and prior three tax years) and concluded that no provision for income tax is required in the Company's financial statements. Such open tax years remain subject to examination by tax authorities.

Depreciation
Furniture and equipment is depreciated over the estimated useful lives of the assets using the straight line method. Depreciation expense for the year ended December 31, 2015 amounted to $4,881.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Fair Value Measurement and Disclosure

In accordance with GAAP, fair value is defined as the price that would be received to self an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

3. Fair Value Measurement and Disclosure, Continued

Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 Inputs – Valuation is based on quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs – Valuation is based on other than quoted prices included in Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly.

Level 3 Inputs – Valuation is based on unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed.

Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

The Company values its investments based on the following principles and method of valuation:

Investments in equities and equities options listed on an exchange and which are freely transferable are valued at their last sales price on such exchange on the date of valuation. To the extent these securities are actively traded, and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Preferred and other equities traded on inactive markets or valued by a dealer quotations or alternative pricing source or model supported by observable inputs are classified within Level 2.

Gains and losses from investment in equities and options are realized when the contracts are liquidated and change in net unrealized gain or loss from the preceding period is reported in the statement of operations.

3. Fair Value Measurement and Disclosure, Continued

At December 31, 2015, the Company had no assets or liabilities that were required to be disclosed according to FASB ASC topic 820.

4. Credit Risk and Concentration

Credit risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk). The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities.

5. Related-Party Transactions

The Company shares certain expenditures, receives certain services, and collects payments on behalf of related companies.

The sole shareholder of SUSA Holdings is also the sole shareholder of Superfund Capital Management, Inc., the general partner of Superfund Green L.P. ("Green") and Superfund Gold, L.P. ("Gold").

In March 2015, Gold liquidated all of its positions and made all liquidating payments to its investors. During the year ended December 31, 2015, the Company received commissions from Gold of approximately $5,000.

Green trades speculatively in the United States of America and in Global commodity futures markets. The Company has a selling agent agreement to act as the exclusive marketing agent for Green. During the year ended December 31, 2015, the Company received commissions from Green of approximately $142,000. At December 31, 2015, the Company had a receivable from Green approximating $8,600.

6. Guarantees

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460, *Guarantees*, defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. The Company did not enter into any guarantee arrangements during the year ended December 31, 2015.

7. Commitments

The Company conducts its operations in a leased office and annual rent is charged to current operations. The lease is subject to escalation clauses based on the operating expenses of the lessor. The Company leases office space under a noncancelable lease that expires through May 31, 2017.

At December 31, 2015, the aggregate minimum annual rental commitment under this lease is as follows:

Year Ending December 31,	Amount
2016	$ 31,000
2017	13,000
Total	$ 44,000

Rental expense charged to operations for the year ended December 31, 2015 approximated $50,000.

8. Employee Benefit Plan

The Company has established a salary reduction (401(k)) plan for qualified employees. The Company has elected not to make contributions to the plan and is not the trustee of the plan assets.

Employee contributions made to the plan during the year ended December 31, 2015 approximated $15,640.

9. Minimum Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $25,000 or 6 and ⅔ % of "aggregate indebtedness", as defined.

At December 31, 2015, the Company had net capital and net capital requirements of $171,125 and $25,000, respectively.

10. Subsequent Events

In accordance with the provisions set forth in FASB ASC Topic 855, *Subsequent Events*, management has evaluated subsequent events through February 1, 2016, the date the financial statements were available for issuance. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

SUPPLEMENTAL SCHEDULES

Superfund USA, LLC

Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1

December 31, 2015

Computation of net capital				
Total member's equity			$	234,005
Deduct member's equity not allowable for Net Capital				-
Total member's equity qualified for net capital				234,005
Deductions and /or charges:				
Nonallowable assets:				
Receivable from affiliate	$	8,619		
Other		52,528		
Furniture and equipment		1,733		(62,880)
Net capital before haircuts on securities positions				171,125
Haircuts on securities:				
Trading and investment securities:				
Other securities	$	-		-
Net capital			$	171,125
Computation of basic capital requirement				
Minimum net capital required (greater of $25,000 or 6 ⅔% of aggregate indebtedness)				25,000
Net capital in excess of net capital requirement			$	146,125
Computation of aggregate indebtedness				
Aggregate indebtedness			$	36,162
Ratio of aggregate indebtedness to net capital			%	21

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part IIa filing as of December 31, 2015.

See accompanying notes.

Superfund USA, LLC

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2015

The Company did not handle any customer cash or securities during the year ended December 31, 2015 and does not have any customer accounts.

Superfund USA, LLC

Computation for Determintation of PAIB Reserve Requirements pursuant to Rule 15c3-3

December 31, 2015

The Company did not handle any customer cash or securities during the year ended December 31, 2015 and does not have any customer accounts.

Superfund USA, LLC

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2015

The Company did not handle any customer cash or securities during the year ended December 31, 2015 and does not have any customer accounts.



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Superfund USA, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Superfund USA, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
February 1, 2016

Superfund USA, LLC
325 West Huron Street, Suite 408
Chicago, IL 60654

Phone: (312) 239-2200
Fax: (312) 255-0766
Toll Free: 1-888-50-SUPER

usa@superfund.com

Rule 15c3-3 Exemption Report

Superfund USA, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Superfund USA, LLC

I, Heather Kelly, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 

Title: President

February 1, 2016


SUPERFUND
THE FUTURE OF INVESTING